UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 12, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

            NEWS RELEASE

                                                                                                                                                          Release 03-2005

May 12, 2005

 Trading Symbol:  WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER DRILL RESULTS EXPAND POTENTIAL OF PENASCO DEPOSIT AT PENASQUITO PROJECT

VANCOUVER, B.C.  Western Silver Corporation today announced assay results from sixteen holes totaling 10,005 meters completed during first quarter 2005 at the Penasco deposit in the Outcrop breccia, located within its wholly-owned Penasquito silver, gold, zinc and lead property in central Mexico.

Ten holes drilled along the north contact confirmed the overall continuity of high-grade contact-related gold-silver-lead-zinc mineralization and identified similar narrow high-grade zones of structurally controlled mineralization as well as deep Chile Colorado-style mineralization in the adjacent Caracol sediments.

Six infill holes within the Penasco resource intersected significant thicknesses of shallow oxide and sulfide mineralization that will be incorporated into an updated resource estimate and form part of the full feasibility study.

Assay results for holes WC-212 through WC-227 are reported in this release. A map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com

NORTH CONTACT HIGH-GRADE ZONE.

Ten step-out holes were drilled along north-south fences to test the north contact of the Penasco breccia where bonanza-grade gold and silver mineralization was previously intersected in holes WC-166 and WC-208.

Mineralization is characterized by massive to semi-massive sulfide veins, veinlets and disseminations that occur on or close to the breccia contact and appear to form a relatively continuous mineralized structure or series of en echelon structures over a minimum area of about 150-200 meters north-south by 150 meters vertically. The zone is open on both the east and west ends.

Grades appear to be quite variable within this zone and range from bonanza-grade gold and silver (WC-166 and WC-208) to high-grade gold-silver-lead-zinc such as WC-212 (2.00 meters averaging 8.29 g/t gold, 229 g/t silver, 1.98% lead and 3.55% zinc; WC-213 (0.55 meters averaging 2.17 g/t gold, 771 g/t silver, 22.3% lead and 24.50% zinc); and WC-221 (0.4 meters averaging 2.5 g/t gold, 537 g/t silver, 14.35% lead and 13.65% zinc). Grades may be influenced by both local variations in the attitude of the breccia contact and structural intersections along the curvilinear breccia contact.

Drilling through the breccia contact into the Caracol sediments identified previously unknown zones of narrow, high-grade massive sulfide mineralization thought to be a coarse stockwork of both ring and radial veins that generally parallel the breccia contact. The most notable examples of this type of mineralization include WC-217

03-2005

(0.9 meters averaging 7.96 g/t gold, 1,030 g/t silver, 26.3% lead and 7.62% zinc); WC-220 (1.7 meters averaging 24.3 g/t gold, 894 g/t silver, 8.3% lead and 8.29% zinc); and WC-221 (0.3 meters averaging 16.35 g/t gold, 1,085 g/t silver, 21.70 % lead and 25.6% zinc). Insufficient data are available to establish continuity and orientation of these intercepts.

Drilling into the sediments north of the Outcrop breccia also identified deep thick intervals of Chile Colorado-style stockwork mineralization whose upward extent will be determined by further drilling. Examples include:

•

WC-215, 50.77 meters beginning at 615.47 meters averaging 1.16 g/t gold, 60 g/t silver, 0.75% lead and 1.48% zinc;

•

WC-220, 46 meters beginning at 436 meters averaging 1.23 g/t gold, 69 g/t silver, 0.83% lead and 0.97% zinc;

•

WC-221, 96 meters beginning at 496 meters averaging 0.79 g/t gold, 44 g/t silver, 0.79% lead and 1.89% zinc.

PEnASCO INFILL DRILLING

Six core holes were collared in the southern and central portions of the Penasco deposit to better define shallow zones of oxide and sulfide mineralization (WC-218, WC-219, WC-222, WC-224, WC-226 and WC-227).  Four of the six holes intersected significant oxide mineralization, including 48 meters in WC-226 beginning at 40 meters averaging 0.26 g/t gold and 83 g/t silver. All of the holes contain thick intervals of sulfide mineralization, most notably WC-224 with 484 meters from 76-560 meters averaging 1.85 g/t gold, 52 g/t silver, 0.29% lead and 1.44% zinc.

Six core rigs are currently working on the property: four are proceeding with Penasco infill and north contact definition drilling; one is testing the El Sotol target and one is doing condemnation drilling in the mill and tailings area.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado deposit at Penasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metal prices. An independent resource calculation has also been released for the nearby Penasco deposit. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,

"Dale Corman"

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Tom Patton, President and COO, 604-641-2768

Gerald Prosalendis, VP Corporate Development, 604-684-9497

03-2005

					Au	Ag	Pb	Zn
Hole	Zone	From-To [m]	Interval [m]	[ft]	(g/t)	(g/t)%		%
WC-212	North Bx	354-445.01	91.01	298.51	0.53	39	0.70	0.88
includes		365-367	2.00	6.56	6.61	448	5.94	9.90
		418-424	6.00	19.68	3.24	171	3.33	5.55
includes		420-422	2.00	6.56	8.29	229	1.98	3.55

WC-213	North Bx	436-576.07	140.07	459.43	0.26	20	0.35	0.56
includes		448.7-449.25	0.55	1.80	2.17	771	22.30	24.50
		454.8-455.15	0.35	1.15	3.42	681	19.65	17.60

WC214	North Bx	54-90*	36.00	118.08	0.80	158	1.12	0.53
includes		79.5-82.7	3.20	10.50	4.90	1572	10.64	0.30
		464-574	110.00	360.80	2.91	63	0.91	1.71
includes		504-566	62.00	203.36	4.44	82	1.23	2.40
includes		532-540	8.00	26.24	11.74	101	1.29	3.05

WC-215	North Bx	572-615.47	43.47	142.58	0.52	29	0.31	0.56
		615.47-666.24	50.77	166.53	1.16	60	0.75	1.48
		624-654	30.00	98.40	1.41	75	0.98	1.74

WC-216	North Bx	372-382	10.00	32.80	2.09	149	2.54	4.64
includes		378-380	2.00	6.56	8.92	546	9.26	19.85
		492-494	2.00	6.56	6.09	126	3.64	5.55
		674-720	46.00	150.88	0.84	27	0.47	0.92
includes		676.9-678.86	1.96	6.43	4.43	248	5.66	11.85

WC-217	North Bx	306-308	2.00	6.56	1.09	187	4.85	8.04
		448-456	8.00	26.24	1.17	135	3.18	1.04
includes		451.1-452	0.90	2.95	7.96	1030	26.30	7.62

WC-218	Infill	24.3-68*	43.70	143.34	0.17	41.2	0.38	0.21
		68-352	284.00	931.52	0.38	25.9	0.36	0.86
		386-768.1	382.10	1253.29	0.52	17.6	0.15	0.37

WC219	Infill	5.2-46*	40.80	133.82	0.11	45	0.62	0.05
		46-481.28	435.28	1427.72	0.66	37	0.31	0.67
includes		274.6-278	3.40	11.15	15.31	461	0.54	2.46
includes		360-384	24.00	78.72	2.02	66	1.21	1.61

WC-220	North Bx	356-372	16.00	52.48	1.67	79	0.94	1.61
includes		362.1-364.26	2.16	7.08	9.07	432	3.20	9.65
		436-482	46.00	150.88	1.23	69	0.83	0.97
		465.7-467.4	1.70	5.58	24.30	894	8.30	8.29

WC-221	North Bx	400-411.4	11.40	37.39	1.02	115	2.22	1.66
includes		411-411.4	0.40	1.31	2.50	537	14.35	13.65
		475.8-476.1	0.30	0.98	16.35	1085	21.70	25.60
		496-592	96.00	314.88	0.79	44	0.79	1.89
includes		547.25-548.27	1.02	3.35	4.22	825	24.60	24.60

WC-222	Infill	28-90*	62.00	203.36	0.28	53	1.18	0.29
		90-362	272.00	892.16	0.32	32	0.43	0.56
		400-784.86	384.86	1262.34	1.43	37	0.19	1.22

WC-223	North Bx	46-84*	38.00	124.64	0.37	14	0.82	0.31
		358-360	2.00	6.56	10.95	332	0.37	1.05
		530-542	12.00	39.36	0.42	23	0.33	1.20

03-2005

includes		532.04-532.4	0.36	1.18	1.48	164	4.26	>30

WC-224	Infill	76-560	484.00	1587.52	1.85	52	0.29	1.44
includes		76-130	54.00	177.12	0.21	20	0.23	0.38
		130-186	56.00	183.68	0.29	41	0.63	1.22
		186-378	192.00	629.76	1.79	65	0.33	2.54
		402-452	50.00	164.00	5.45	113	0.41	1.06
		452-506	54.00	177.12	1.14	23	0.07	0.64
		506-534	28.00	91.84	5.08	45	0.02	0.74
		534-560	26.00	85.28	1.58	33	0.07	0.34

WC-225	North Bx	419.75-421.2	1.45	4.76	2.56	165	2.81	3.92
		453.87-454.15	0.28	0.92	3.38	666	7.49	1.63
		490-492	2.00	6.56	0.38	78	1.11	2.08

WC-226	Infill	40-88*	48.00	157.44	0.26	83	1.16	0.78
		88-430	342.00	1121.76	0.58	40	0.37	1.17

WC-227	Infill	50-530	480.00	1574.40	0.90	43	0.54	0.99
		64-80	16.00	52.48	0.13	65	0.81	0.61
		108-198	90.00	295.20	0.30	20	0.21	0.40
		198-284	86.00	282.08	1.26	48	1.00	1.60
		256-272	16.00	52.48	4.96	85	2.42	3.58
		302-344	42.00	137.76	0.58	28	0.46	1.15
		354-530	176.00	577.28	1.51	69	0.66	1.31

* oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps  Screen and fire assays for the high grade gold values reported in holes WC-221, WC-223 and WC-224 have not been received as of the date of this news release and may be subject to revision.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission